EXHIBIT 1
ENGLISH TRANSLATION OF PRESS RELEASE
A.L. Industrier ASA
     Report from the board of directors of A.L. Industrier ASA:
     Reference is made to the enclosed press release from Alpharma Inc. dated 22 November 2006.
     As previously disclosed, earlier this year the board of A.L. Industrier ASA (ALI) undertook a strategic review in order to assess how to adequately organize its business in the future. In this respect, an active process is underway, and several different alternatives are being considered. The board has engaged JP Morgan as its advisor for this process.
     In connection with this review, the board has had discussions with Alpharma. Discussions with other parties are also in progress. It is not clear whether any of these discussions will result in concrete results, in the form of a sale of shares in Alpharma or otherwise, and if so, when this may take place.
     In its press release, Alpharma announced the filing of a Public Shareholder Protection Plan. The board of ALI does not have any further information about the content of this plan beyond what is included in the press release. However, Alpharma emphasizes that the plan will not affect a possible sale of the company’s B shares. This is taken into account by the board in ALI.
     Oslo, 24 November 2006
     The board of directors in A.L. Industrier ASA